Matthew C. Henry Senior Vice President, General Counsel & Secretary
Oncor Electric Delivery 1616 Woodall Rodgers Fwy. Dallas, Texas 75202 Tel: 214.486.2000

December 12, 2022

Via EDGAR and Electronic Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Arthur Tornabene-Zalas

RE:	Oncor Electric Delivery Company LLC
Registration Statement on Form S-4
Filed December 5, 2022
File No. 333-268674

Dear Mr. Tornabene-Zalas:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-268674) at 4:00 p.m., Eastern Time, on Wednesday, December 14, 2022, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc:	Aaron Scow, Baker & McKenzie LLP